October 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

Kei Ino

Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	USANA Health Sciences, Inc.
Form 10-K for the fiscal-year ended January 3, 2009
File No. 000-21116

Dear Ms. Ino:

This letter is pursuant to our telephone conversation on October 5, 2009, regarding the comment letter we received from the staff of the Securities & Exchange Commission regarding our above-referenced Form 10-K. As we discussed, we will provide our written response to the comment letter within 10 business days of the date of this letter.

Sincerely,

/s/ Jeffrey A. Yates
Jeffrey A. Yates
Vice President & Chief Financial Officer